

OFFICE USE

BRITISH COLUMBIA

Ministry of Energy and Mines, Energy and Minerals Division — Mineral Titles Branch

RECORD OF 2 POST CLAIM — MINERAL TENURE ACT

(Section 24)

Mining Division NANAIMO

Tenure No. 381595

DO NOT WRITE IN THIS AREA

Dep. Gold Commissioner

Date of Record October 14, 2000

PLEASE PRINT CLEARLY

APPLICATION TO RECORD A 2 POST CLAIM

I, ED McCROSSAN (Name of Locator) AGENT FOR SELF (Name(s))

204-1225 BARCLAY ST. (Address)

VANCOUVER, BC

V6E 1H5 (Postal Code) 681 7362 (Telephone)

Address: ______

Postal Code ______ Telephone ______

Client Number 117416

Client Number(s) ______

hereby apply for a record of a 2 post claim for the location as outlined on the attached copy of mineral titles reference map number(s) 92L05E, in the NANAIMO Mining Division.

ACCESS

Describe how you gained access to the location; include references to roads, trails, topographic features, permanent landmarks and a description of the initial post location.

ROAD ACCESS VIA WESTERN FOREST PRODUCTS LOGGING ROADS LOCATED WEST OF PORT ALICE AND SE OF MAHATTA CK. INITIAL POST LOCATED AT THE NORTHERN APEX OF BRANCH

(continue description on reverse)

GPS Co-ordinates taken of posts: Yes ☐ No ☒ If yes, complete information chart on reverse

TAG INFORMATION

I have securely affixed the portion of the metal identification tag embossed "INITIAL POST (No. 1)" to the initial post and impressed this information on the tag

TAG NUMBER 698621 M

INITIAL POST (No. 1)

CLAIM NAME Q2

LOCATOR E. McCROSSAN.

AGENT FOR SELF

DATE COMMENCED OCT 14/00

TIME COMMENCED 8 AM

† DIR. TO F.P. 167°

METRES TO RIGHT 500

METRES TO LEFT 0

I have securely affixed the portion of the metal identification tag embossed "FINAL POST (No. 2)" to the final post (or the witness post*) and impressed this information on the tag:

TAG NUMBER 698621 M

FINAL POST (No. 2)

CLAIM NAME Q2

LOCATOR E. McCROSSAN

AGENT FOR SELF

DIST. FROM I.P. 500 m.

DATE COMPLETED OCT 14/00

TIME COMPLETED 10 AM.

*If witness post placed for final post: Bearing and distance from the witness post to the true position of the final post, exactly as written on the witness post: ______ degrees, ______ metres.

† **"Direction" means a bearing measured between 0° and 360°, where 0° is the bearing of true north.**

381595

SUB-RECORDER
RECEIVED
OCT 25 2000
M.R. # 9 $ 82.28
VANCOUVER, B.C.

RECORDING STAMP

ACKNOWLEDGEMENT

I have complied with all the terms and conditions of the *Mineral Tenure Act* and Regulation pertaining to the location of 2 post claims and have attached a plan of the location on which the positions of the initial and final posts (and witness post if applicable) are indicated. The tag information supplied above is the identical information that I impressed upon the respective tags affixed to the applicable post when I located this claim, and this information is true and correct.

Signature of Locator

Ministry of Energy and Mines, Energy and Minerals Division - Mineral Titles Branch

RECORD OF 2 POST CLAIM - MINERAL TENURE ACT

(Section 24)

Columbia

Mining Division NANAIMO

Tenure No, — 381596

00 NOT WRITE IN THIS AREA

Gold Commissioner

Date of Record October 14, 2000

PLEASE PRINT' CLEARLY

1..ED MkCrossanAGENT FOR --,,, _

Names(s)

APPLICATION' TO RECORD A 2 POST CLAIM

Address

Address

Postal Code Telephone Postal Code Telephone

Client Number I =74-) ice

Client Number(s)

hereby apply for a record of a 2 post claim for the location as outlined on the attached copy of mineral titles reference map number(s) 1 92LOSE in the ! -) -1 -0 Mining Division

ACCESS

Describe how you gained access to the location: include references to roads, trails. topographic features, permanent landmarks and a description of the initial post location.

P-D \i

Logging Roads Located W. of Por Alice

Of- H40-4177- A- A- FO

(continue description on reverse)

GPS Co-ordinates taken of posts: Yes 7 No

If yes, complete information chart on reverse

I have securely affixed the portion of the metal identification tag embossed "INITIAL. POST (No. 1)" to the initial post and impressed this information on the rag

TAG NUMBER 6..1 0 6 2- Z M

INITIAL POST (No. 1)

CLAIM NAME

LOCATOR

AGENT FOR

DATE COMMENCED ac + T100

TIME COMMENCED j

t DIE TO FP.

METRES TO RIGHT U

METRES TO LEFT 50c)

I have securely affixed the portion of the metal identification tag embossed "FINAL POST (No. 2)" to the final post (or the witness pest) and impressed this information on the tag:

TAG NUMBER ?10

FINAL POST ('No. 2')

CLAIM NAME _ a N

LOCATOR

AGENT FOR

DIST, FROM LP. -

DATE COMPLETED -. d6+ 14/00

TIME COMPLETED AM.

»If witness post placed for final post: Bearing and distance from the witness post to the true position of the final post, exactly as written on the witness post: · degrees, _ metres.

t "Direction" means a bearing measured between 0° and 360°, where 0° is the bearing of true north.

ACKNOWLEDGEMENT

I nave complied with all the terms and conditions of the *Mineral Tenure Act* and Regulation pertaining to the location of 2 post claims and have attached a plan of the location on which the positions of the initial and final posts (and witness post if applicable) are indicated The tag information supplied above s the identical information that I impressed upon the respective tags affixed to the applicable post when I located this claim, and this information is true and correct.

Signature of Locator

381596

SUB_RECORDER RECEIVED

ACT 2 5 2000

M, R. 4 36

VANCOUVER, B.C.

RECORDING STAMP



Ministry of Energy and Mines, Energy and Minerals Division - Mineral Titles Branch

BRITISH COLUMBIA

RECORD OF 2 POST CLAIM -- MINERAL TENURE ACT

(Section 24)

Raining Division NANAIMO

Tenure No. 381597

DO NOT WRITE IN THIS AREA

Date of Record October 14, 2000

PLEASE PRINT CLEARLY

Name of Locator AGENT FOR Name(s

dress Address

\J

APPLICATION TO RECORD A 2 POST CLAIM

Postal Code Telephone Postal Code Telephone

Client Number 117416 Client Numbers)

hereby apply for a record of a 2 post claim for the location as outlined on the attached copy of mineral titles reference map number(s) 92|

ACCESS

Describe how you gained access to the location; include references to roads, trails, topographic features, permanent landmarks and a description of the initial post location.

A C C E S S

Road Access Via Western Forest Products

Logging Roads Locat ed West of Post Alice

Located 500 Meters South-Southeast (at

(continu e description on reverse)

GPS CG-ordinates taken of posts: Yes J No If yes, complete information chart on reverse

I nave securely affixed the portion of the metal identification tag embossed -INITIAL POST (No. 1)" to the initial post and impressed this information on the tag.

TAG NUMBER 698623 2M

INITIAL POST (No. I).

CLAIM NAME -\

LOCATOR

AGENT FOR

DATE COMMENCED Oct. 14/00

TIME COMMENCED 10 AM

t DIR. TO F.P.

METRES TO RIGHT 5'V0

METRES TO LEFT

t "Direction" means a bearing measured between 0° and 360°, where 0° is the bearing of true north.

I have securely affixed the portion of the metal identification tag embossed "FINAL POST (No. 2)" to the final post (or the witness post') and impressed this information on the tag:

TAG NUMBER 698623 M

FINAL POST (No. 2)

CLAIM NAME Q4

LOCATOR C CROSSAN

AGENT FOR.

DIST, FROM I.P. 500 m

500m DATE COMPLETED Oct 14/00

TIME COMPLETED

If witness post placed for final post: Bearing and distance from the witness post to the true position of the final post, exactly as written on the witness post: degrees, metres.

3R | 59 -7

SUB-RECORDER RECEIVED

OCT 25 2000

VANCOUVER, B.C.

RECORDING STAMP

C W E D G E M

I have complied with all the terms and conditions of the *Mineral Tenure* Act and Regulation pertaining to the location of 2 post claims and nave attached a plan of the location on which the positions of the initial and final posts (and witness post if applicable) are indicated. The tag information supplied above is the identical information that I impressed upon the respective tags affixed to the applicable post .&hen I located this claim, d this information is *true* and correct.

Signature or Locator

OFFICE USE

BRITISH COLUMBIA

Ministry of Energy and Mines, Energy and Minerals Division - Mineral Titles Branch

RECORD OF 2 POST CLAIM -- MINERAL TENURE ACT

(Section 24)

Mining Division NANAIMO

Tenure No. 381598

DO NOT WRITE IN THIS AREA Gold Commissioner

Date of Record October 14, 2000

PLEASE PRINT CLEARLY

AGENT FOR SELF

Name af Locator

Nem.I .i

APPLICATION TO RECORD A 2 POST CLAIM

Address Vancouver

Address

Postal Code Telephone

Postal Code Telephone

Client Number i I

Client Number(s)

hereby apply for a record of a 2 post claim for the location as outlined on the attached copy of mineral titles reference map number(s) 92LOSE NANAIMO MO Mining Division.

ACCESS

Describe how you gained access to the location, include references to roads, trails, topographic features, permanent landmarks and a description of the initial post location.

Road Access Via Western Forest Products Logging Roads and Southeast of Manhattan Ck. Initial Post Located 500 Metres South-Southeast

(Continue description o

GPS Co-ordinates taken of posts: Yes J N If yes, complete information chart on reverse

I have securely affixed the portion of the metal identification tag embossed "INITIAL POST (No. 1)" to the initial post and impressed this information on the tag:

I have securely affixed the portion of the metal identification tag embossed "FINAL POST (No 2)" to the final post (or the witness post) and impressed this information on the tag:

TAG NUMBER 69862 4 M

TAG NUMBER 6 986 24 m M

INITIAL POST (No. 1)	FINAL POST (No. 2)
CLAIM NAME Q5	CLAIM NAME
LOCATOR	LOCATOR E. MCCROSSAN
AGENT FOR	AGENT FOR
DATE COM	DIST. FROM I.P. 500M
TIME COMMENCED	DATE COMPLETED Oct 14/00
t DIR. TO F.P. 167	TIME COMPLETED 2
METRES TO RIGHT	'If witness post placed for final post: Bearing and distance from the witness post to the true position of the final post, exactly as written on the witness post: degrees, , metres.
METRES TO LEFT	

t "Direction" means a bearing measured between 0° and 360`, where 0° is the bearing of true north.

385198

SUB-RECORDER RECEIVED OCT 25 2000 VANCOUVER, B.C.

RECORDING STAMP

I have complied with all the terms and conditions of the Mineral Tenure Act and Regulation pertaining to the location of 2 post claims and have attached a plan of the location on which the positions of the initial and final posts (and witness post If applicable) are indicated The tag information supplied above is the identical information that I impressed upon the respective tags affixed to the applicable post when located this Claim, and this information is true and correct.

Signature of Locator